LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

June 16, 2011

Alexandra M. Ledbetter, Attorney-Advisor
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street NE
Washington D.C. 20549

Re: New Western Energy Corporation (“Registrant”)
Amendment No. 1 to Registration Statement on Form 10
Filed on April 11, 2011
File No. 0-54343

Dear Ms. Ledbetter:

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form 10 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s May 9, 2011 comment letter (“Comment Letter”). To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 1 “marked to show changes”.  The responses below have been numbered to correspond to each comment number in the Comment Letter.

General

1. and 2.  Your comments are acknowledged and will be followed.

3.  Amendment No. 1 includes updated financial statements in accordance with Rule 8-08 of Regulation S-X.

Forward-Looking Statements, page 3

4.  We have removed the reference to Section 21 E in this section in accordance with your comment.

Business, page 3

5.  In discussions with our accountants, it was determined that we do not meet the requirements of a “development stage” company.  Therefore, we have eliminated any reference to the registrant being in the development in paragraph one under “Overview” on page 3 and elsewhere in the registration statement and accordingly have not revised our financial statements.

6.  In accordance with your comment we have expanded disclosure in the paragraph under “Our Current Business’ on page 3 relating to “stripper wells” and in the paragraph under “Productive Wells and Acreage” on page 5 relating to “far-out perforating”.

7.  In accordance with your comment we have expanded the disclosure in the paragraph under “Phillips Lease, Rogers County, Oklahoma” on page 4, relating to working interests and net revenue interests.

8.  In accordance with your comment we have expanded the disclosure in first paragraph under “Our Texas Project” on page 4, to include that 3M Production is  the Registrant’s joint venture partner and provide additional material terms of the Venture Agreement with 3M Production.

9.  As of this date the Registrant has not entered into an operating agreement with 3M productions.  If the Registrant enters into such an agreement in the future it will file it with the SEC a Current Report on Form 8-K.

10.  In accordance with your comment we have expanded the disclosure in the two paragraphs under Mineral Project, Wellsboro Lease, Tioga County, PA, on page 5, to include all of the material terms of the Wellsboro lease not previously disclosed.

11.  Please be advised that although many scientific reports show that there is very little evidence of hydraulic  fracturing actually contaminating drinking water supplies, we have added disclosure under Phillips Lease, Rogers County, Oklahoma on page 3 relating to the question of hydraulic fracturing and the Registrant’s operations.

On May 5, 2011, the Registrant sold all of its interest in the Doshier Lease, Nowato County, Oklahoma, and accordingly we have deleted any reference to such lease previously on page 3.

Risk Factors, page 6

12.  In light of your comment, we have reviewed the entire Risk Factor section and we have eliminated several paragraphs that were very similar to one another and thus making the registration statement more streamlined and easier to understand.  The paragraphs eliminated were as follows:   “We may not discover commercial….” on page 9; “Market conditions or transportation impediments….” On page 13; “The availability of shares for sale in….” on page 16; and “Being a public company will increase our administrative costs….” on page 17.

13.  All of our issued and outstanding shares were acquired at prices ranging from $.0001 to $.25 per share.  Since all of the warrants issued and outstanding have exercise prices of $.50 or $.75 per share, we do not believe that the exercise of such shares will be dilutive in the near future.

There is no active trading market…., page 15

14.  In accordance with your comment and to be consistent with other disclosures, we have eliminated the last sentence in the paragraph under “As we may be unable to create or sustain….” on page 17.

The regulation of “Penny” stocks…., page 17

15.  In accordance with your comment we have removed the last sentence in this Risk Factor on page 18.

Rule 144 Sales in the Future….,page 17

16.  In accordance with your comment, we have revised the Risk Factor on page 18, to be consistent with the terms and conditions of Rule 144.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

Explanatory Note

We have updated the Registration Statement to include the Registrant’s March 31, 2011 and 2010 financial statements.  For clarification we have replaced the prior MD&A section beginning on page 18, with a revised MD&A section which includes comparisons between the three months ended March 31, 2011 and March 31, 2010, together with revisions to the “Results of Operations for the Years Ended December 31, 2010 and December 31, 2009”.

Result’s of Operation for the Years Ended December 31, 20010 and 2009

17.  In accordance with your comment, we have quantified the factors underlying the 32% decrease in operating expenses and we have expanded the disclosure to discuss the business developments that underlie these factors.

Liquidity and Capital Resources, page 20

18.  In accordance with your comment, we have added disclosure and a table on page 22 to more fully discuss the Registrant’s capital requirements for the next twelve months.

Directors and Officers, page 22

19.  In accordance with your comment, we have revised the business experience paragraphs of our officers and directors on page 23, to include month and year of employment.

20.  In accordance with your comment, we have added disclosure to the end of both Mr. Khazali’s and Mr. Baha’s bios relating to their skills to be on the board and officers of the Company. We believe that Mr. Metry’s bio speaks for itself regarding his qualifications to sit as a board member.

21.  We have eliminated the statement in Mr. Baha’s business experience paragraph relating to expanding the sales operation for Equity 1 Lender’s Group.

Executive Compensation, page 23

22.  In accordance with your comment, we have replaced the table under this section on page 23, with the tabular format set forth in Item 402(n) of Regulation S-K.

Director’s Compensation, page 24

23.  In accordance with your comment, we have expanded the discussion under this section on page 24. We, respectfully, do not believe that when there has been no compensation, including stock awards, paid to any director, that a table showing all zeros is helpful or contemplated by Item 402(r).

Financial Statements

Explanatory Note

After further review and clarification from the joint ventures operators and oil engineers, it is clear, and the Registrant is in full agreement, that the properties leased by the Registrant do not contain proven reserves as that term is defined under the SEC rules and regulations.  Therefore, any disclosures relating to proven  reserves in the narrative sections of the Registration Statement have been deleted or revised.  Accordingly, the Notes to the Consolidated Financial Statements have also been revised to reflect the absence of any proven reserves.  No numbers in the Audited Consolidated Financial Statements have changed.  Only the Notes to the Consolidated Financial Statements have been affected and only to the extent for clarification and to be consistent with the facts.

Note 4-Oil and Gas Properties and Related Obligation, page F-11

24.  In accordance with your comment, we have revised the information in Note 4 to add back a digit to the Phillips lease table in 2009 (should be $130,000 instead of $30,000), which correction should resolve all of the questions.  We have also made some editorial changes to the Doshier Lease disclosure in Note 4, for clarification purposes.

Note 5- Mineral Properties and Related Obligations, page F-12

We have added certain clarifying language to show that the property is “Unproved” property.

Wellsboro Lease, Tioga County, Pennsylvania

25.  The lessor of the Wellsboro lease was issued 300,000 shares and 300,000 Class A warrants pursuant to the November 1, 2008 offering.  This was considered a lease acquisition cost.  In the November 1, 2008 offering document it states, in Section 4.8,- that all subscribers must be treated equally.  The Wellsboro lease states, in Section 5a (under the heading "Issuance of Stock"), that the shares (with intention to include share equivalents) shall be treated the same as any other common stock.  Also in the lease it states, in Section 5b, that New Western shall take any action to allow the lessor to be able to sell and transfer the shares.

In December 2010, due to prior delays in becoming a public company and raising capital through exercise of warrants or other means, due primarily to the general economy problems and economic recession, we determined to extend the expiration date of the warrants to December 31, 2011 from December 31, 2010 as consideration to the warrant holders for the delays.  Although this had no accounting effect on the offering warrants sold as part of a cash sale, it did affect warrants issued for goods or services (in this case, warrants for a mineral lease). We believe that the various provisions in both the offering document and the Wellsboro lease, as cited above, directly and clearly link the $72,900 value of the extension to the original lease acquisition cost and accordingly that amount was characterized and recorded as additional lease acquisition cost.

Supplemental Oil and Gas Data (Unaudited), page F-18

26.  In regard to your comment, please be advised that the Registrant does not have any proved developed or undeveloped reserves, as those terms are defined by the SEC rules and regulations and therefore we have revised our disclosure under Supplemental Oil and Gas Data (Unaudited), page F-18, accordingly.  This revision also caused some disclosure revisions in Note 4, as certain costs previously classified as development costs (for “Proved” properties) are now classified as exploration costs (for “Unproved” properties). The oil and gas policy Note was also expanded to include certain clarifying language related to exploratory costs.

Exhibits

27.  In accordance with your comment, we have included revised Exhibits 3.1 and 10.1 which are more legible.

Petroleum Engineering Comments

Business page 3

28.  The Registrant does not have any proven reserves as defined by the SEC rules and regulations.  We have, accordingly, revised the prospectus, where applicable, and the Supplemental Oil and Gas Data in the Notes to Consolidated Financial Statements to be consistent with these facts.

Risk Factors, page 6

Our independent registered public accounting firm…, page 7

29. In view of the fact that we do not have proven reserves, as defined by the SEC rules and regulations, the information set forth in the Notes to the Financial Statements under Supplemental Oil and Gas Data (Unaudited) has been completely revised.  In any event, we have added disclosure to the aforementioned Risk Factor on page 7 relating to the Registrant’s future development costs.

Notes to Consolidated Financial Statements, F-7

Supplemental Oil and Gas Data (Unaudited), page F-18

30.  Capitalized costs are disclosed in Note 4 to Notes to Consolidated Financial Statements as required by FASB ASC paragraph 932-235-50-13, however, we have also added a similar disclosure to Supplemental Oil and Gas Data..

Mining Engineering Comments

Mineral Project, page 5

31.  In accordance with your comment, since we do not have proven and probable reserves as defined in Section (a) of Industry Guide 7, we have deleted the “quantity material estimate”.

32.  In accordance with your comment, since we do not have any “material property” as set forth on Industry Guide 7, we have revised our disclosure to clarify this fact.

33.  In accordance with your comment, we have revised our disclosure to show that there are currently no plans to explore the property.

34.  Since we do not have any current plans to perform exploration activities on the property, we believe that disclosure regarding permits and/or operational plans are premature and not required at this time.

35.  In accordance with your comment, we have added disclosure relating to the physical examination In the field by management and professional mining engineers.

36.  In accordance with your comment, we have added a second paragraph under the  Mineral Project section on page 5.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Law Offices of William B. Barnett

William B. Barnett
WBB: scc
cc/ Javan Khazali, President

NEW WESTERN ENERGY CORPORATION.

20 Truman, Suite 204, Irvine, CA 92620

Telephone:  (949) 435-0977

June 16, 2011

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington D.C.  20549

Re:           New Western Energy Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form 10
Filed on April 11, 2011
File No.  0-54343
Gentlemen:

Please be advised that, on behalf of the Company, I hereby acknowledge the following:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Company’s Form 10/A, and
(b)
staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filing of its Form 10/A and amendments thereto, and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,
New Western Energy Corporation

/s/ Javan Khazali

Javan Khazali, President